                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 EarthLink, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   270321 10 2
        -----------------------------------------------------------------
                                 (CUSIP Number)

    Kimberley E. Thompson, c/o ITC Holding Company, Inc., 3300 20th Avenue
--------------------------------------------------------------------------------
                       Valley, AL 36854 (703) 619-9678
                       -------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 9, 2001
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) through (g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


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CUSIP No. 270321 10 2                                                     Page   2   of   5    Pages
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
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        ITC Holding Company, Inc.

---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
        N/A                                                                                           (b) [ ]

---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


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4       SOURCE OF FUNDS*
        OO

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

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                        7     SOLE VOTING POWER
                              -0-
      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY               2,048,134
         EACH
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH                 -0-

                        ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              2,048,134

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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,048,134

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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]


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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.6%

---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        HC

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
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


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CUSIP No. 270321 10 2                                                     Page   3   of   5    Pages
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
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        ITC Service Company

---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
        N/A                                                                                           (b) [ ]

---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


---------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO

---------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                                [ ]

---------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

---------------------------------------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              -0-
      NUMBER OF
        SHARES          ---------------------------------------------------------------------------------------
     BENEFICIALLY       8     SHARED VOTING POWER
       OWNED BY               2,048,134
         EACH
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON          9     SOLE DISPOSITIVE POWER
         WITH                 -0-

                        ---------------------------------------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              2,048,134

---------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,048,134

---------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                            [ ]


---------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.6%

---------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO

---------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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
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CUSIP No. 270321 10 2                                                     Page   4   of   5    Pages
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               This Amendment No. 1 amends the Schedule 13D filed on February
14, 2000, by ITC Service Company ("ITC Service") and ITC Holding Company ("ITC
Holding") relating to the Common Stock, par value $.01 per share of Earthlink,
Inc. (the "Company"). Capitalized terms used herein without definition have the meaning set forth in the Reporting Persons' prior Schedule 13D report.

Item 4.        Purpose of Transaction

               Item 4 is hereby amended and restated in its entirety to read as follows:

               As previously disclosed, the Reporting Persons acquired and held MindSpring common stock, which was converted into the Company's Common Stock as described in Item 3 of the initial Schedule 13D, for investment purposes. The Reporting Persons have now determined to sell, from time to time, the shares of Common Stock beneficially owned. The exact number of shares of Common Stock to be sold and timing of such sales will be dependent upon market conditions and other factors deemed relevant by the Reporting Persons.

Item 5.        Interest in Securities of the Issuer

               Item 5 is hereby amended as follows.

               Since the initial filing of their Schedule 13D report, the Reporting Persons have sold on the NASDAQ National Market an aggregate of 8,600,000 shares of Common Stock for an aggregate sales price of $78,965,087 in the following transactions:

               Trade Date           Number of Shares             Price          Sales Proceeds
               ----------           ----------------             -----          --------------
                 2/9/01                 2,050,000                $9.286          $19,037,530
                 2/12/01                3,000,000                 9.108           27,324,300
                 2/13/01                  525,000                 9.157            4,807,632
                 2/14/01                2,155,000                 9.125           19,664,375
                 2/15/01                  770,000                 9.375            7,218,750
                 2/15/01                  100,000                 9.125              912,500

               As a result of these sales, as of February 12, 2001, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.



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
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Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to
Schedule 13D is true, complete and correct.


Date:          February 16, 2001


ITC HOLDING COMPANY, INC.


  /s/ Kimberley E. Thompson
----------------------------------------------------------
By:    Kimberley E. Thompson
Title: Senior Vice President - General Counsel
       and Secretary

ITC SERVICE COMPANY


  /s/ Kimberley E. Thompson
----------------------------------------------------------
By:    Kimberley E. Thompson
Title: Vice President - General Counsel
       and Secretary